UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-15152

SYNGENTA AG

(Translation of registrant’s name into English)

Schwarzwaldallee 215

4058 Basel

Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Re: SYNGENTA AG

Disclosure:	“Syngenta publishes the Invitation to the Annual General Meeting 2016”

Herewith we furnish the Invitation to the Annual General Meeting 2016 related to Syngenta AG. The full text of the the invitation is the following:

# # #

INVITATION

Annual General Meeting

Tuesday, April 26, 2016, 9:30 a.m.

St. Jakobshalle Basel

Basel, March 16, 2016

Dear shareholders,

We are pleased to invite you to the Annual General Meeting of Syngenta AG which will take place as follows:

Date:	Tuesday, April 26, 2016, 9:30 a.m.
doors open at 8:30 a.m.

Place:	St. Jakobshalle Basel, Brüglingerstrasse 19-21, 4052 Basel

Agenda*

1	Annual Report 2015

Approval of the Annual Report, including the Annual Financial Statements and the Group Consolidated Financial Statements for the year 2015

2	Consultative vote on the Compensation Report for the year 2015

3	Discharge of the members of the Board of Directors and the Executive Committee

4	Reduction of share capital by cancellation of repurchased shares

5	Appropriation of the available earnings as per Balance Sheet 2015 and dividend decisions

5.1	Resolution on the ordinary dividend

5.2	Resolution on a special dividend (conditional resolution)

6	Elections to the Board of Directors

6.1	Re-election of Vinita Bali

6.2	Re-election of Stefan Borgas

6.3	Re-election of Gunnar Brock

6.4	Re-election of Michel Demaré

6.5	Re-election of Eleni Gabre-Madhin

6.6	Re-election of David Lawrence

6.7	Re-election of Eveline Saupper

6.8	Re-election of Jürg Witmer

7	Re-election of Michel Demaré as Chairman of the Board of Directors

8	Elections to the Compensation Committee

8.1	Re-election of Eveline Saupper

8.2	Re-election of Jürg Witmer

8.3	Election of Stefan Borgas

9	Maximum total compensation of the Board of Directors

10	Maximum total compensation of the Executive Committee

11	Election of the Independent Proxy

12	Election of the external auditor

On behalf of the Board of Directors of Syngenta AG:

Michel Demaré

Chairman

For organizational notes please refer to the last pages of this brochure.

* Translation: The German text of the invitation is legally binding.

Motions and Explanations

1	Annual Report 2015

Approval of the Annual Report, including the Annual Financial Statements and the Group Consolidated Financial Statements for the year 2015

The Board of Directors proposes approval.

2	Consultative vote on the Compensation Report for the year 2015

The Board of Directors proposes to the Annual General Meeting (AGM) to endorse the Compensation Report 2015. This vote is consultative.

Explanation

In line with the recommendations of the Swiss Code of Best Practice for Corporate Governance, the Board of Directors has decided to submit the Compensation Report 2015 to shareholders for a consultative vote. The Compensation Report includes the content required by law and furthermore describes the compensation system and its application in the business year.

3	Discharge of the members of the Board of Directors and the Executive Committee

The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the Executive Committee.

4	Reduction of share capital by cancellation of repurchased shares

The Board of Directors proposes:

(A) As a consequence of the 367,500 shares acquired with reference to the authorization of the AGM of April 24, 2012, within the scope of repurchase programs on the second trading line in 2014 and 2015, to reduce the share capital of the Company from currently CHF 9,294,564.90 by CHF 36,750.00 to CHF 9,257,814.90, divided into 92,578,149 registered shares with a par value of CHF 0.10 each, and the subsequent cancellation of the 367,500 repurchased shares;

(B) To declare, as a result of the audit report prepared in accordance with article 732 paragraph 2 of the Swiss Code of Obligations, that the claims by the creditors are fully covered notwithstanding the above reduction of share capital;

(C) To amend article 4 paragraph 1 of the Articles of Incorporation of Syngenta AG in accordance with the capital reduction as follows (amendments underlined): “The share capital of the Company is CHF 9,257,814.90, fully paid-in and divided into 92,578,149 registered shares. Each share has a par value of CHF 0.10”.

Explanation

The AGM of April 24, 2012, authorized the Board of Directors to repurchase shares up to 10% of the share capital with the purpose of reduction of the share capital. The buy-back started in July 2013. In a first tranche, Syngenta repurchased in 2013 167,000 shares on a second trading line; these shares were already cancelled upon decision of the AGM of April 29, 2014. In 2014, a second and last tranche of 136,000 shares was repurchased; the second trading line was closed on October 15, 2015.

On September 3, 2015, Syngenta announced a significant return of capital to shareholders: with reference to the 2012 AGM authorization, the Company announced its intention to repurchase shares in the amount of more than $2 billion within the scope of a further repurchase program. For this purpose, a new second trading line was opened on October 16, 2015; the share buy-backs started on October 16, 2015, and will end on December 29, 2017, at the latest. Between October 16, 2015, and November 13, 2015, Syngenta repurchased 231,500 shares in total on the newly opened second trading line.

The Board of Directors proposes to cancel these shares in the total amount of 367,500, repurchased in 2014 and 2015 for the purpose of capital reduction, and to reduce the share capital of the Company accordingly.

The external auditor KPMG AG determines in an audit report prepared for the AGM that the claims by creditors are fully covered notwithstanding the reduction of share capital pursuant to this agenda item.

The reduction of share capital can only be accomplished after threefold publication of the notice to creditors (article 733 of the Swiss Code of Obligations) which will be published after the AGM in the Swiss Commercial Gazette.

5	Appropriation of the available earnings as per Balance Sheet 2015 and dividend decisions

The Board of Directors proposes to appropriate the available earnings 2015 as follows:

Balance brought forward	CHF	3,185,852,852
Net profit of the year 2015	CHF	1,232,526,103
Available earnings	CHF	4,418,378,955
Proposed dividend (agenda item 5.1)	CHF	-1,018,359,639
Proposed special dividend (agenda item 5.2)	CHF	-462,890,745
Balance to be carried forward	CHF	2,937,128,571

5.1	Resolution on the ordinary dividend

The Board of Directors proposes the payment, out of the net profit of the year 2015, of an ordinary dividend of CHF 11.00 per share for the business year 2015.

Explanation

The Board of Directors proposes to the AGM an ordinary gross dividend of CHF 11.00 per share for the business year 2015. No dividend will be paid either on the 367,500 repurchased shares, which are assigned to cancellation in accordance with the resolutions proposed under agenda item 4, or on all Treasury Shares held by Syngenta AG and its subsidiaries. The dividend will be paid as a net amount after deduction of any taxes and fees that may be due.

The final amount to be appropriated for dividend payment will be determined on April 27, 2016, by the number of shares with dividend rights and will be adjusted accordingly.

Subject to the approval of the dividend by the AGM, the dividend will be paid on May 2, 2016, to those shareholders holding Syngenta shares on April 27, 2016, at close of trading.

5.2 Resolution on a special dividend (conditional resolution)

In connection with the public tender offer by ChemChina, the Board of Directors proposes to the AGM to appropriate a special dividend as follows: payment of a dividend of CHF 5.00 per share.

The payment of the proposed dividend is subject to the condition precedent that the public tender offer by ChemChina becomes unconditional, respectively that all offer terms in view of the execution of the offer in relation to the shares tendered during the (main) offer period have been fulfilled, or that their fulfillment has been waived.

The special dividend will be paid immediately prior to the first settlement of the tender offer. The Board of Directors of the Company will determine and announce the date of the entitlement to receive the dividend and of its payment.

Explanation

In the event that the public tender offer by ChemChina comes into effect, Syngenta has agreed in the Transaction Agreement with ChemChina a special dividend of CHF 5.00 per share. For this reason, the resolution on the special dividend is conditional. Furthermore, the parties have agreed in the Transaction Agreement that the payment of the proposed special dividend – like that of the ordinary dividend – will lead to no modification of the public tender offer price of ChemChina of $465.00 per share. The Board of Directors of the Company will determine the cut-off date for the dividend entitlement as well as the date of the dividend payment, which will take place immediately prior to the closing of the tender offer. The special dividend will be paid as a net amount, after deduction of any taxes and fees that may be due.

6	Elections to the Board of Directors

The Board of Directors proposes the re-election of its members Vinita Bali, Stefan Borgas, Gunnar Brock, Michel Demaré, Eleni Gabre-Madhin, David Lawrence, Eveline Saupper and Jürg Witmer for a term of one year each.

Explanation

Under article 20 paragraph 1 of the Articles of Incorporation, the members of the Board of Directors must be elected annually; re-election is possible. Furthermore, article 20 paragraph 2 of the Articles of Incorporation stipulates that the members of the Board of Directors shall automatically retire after the lapse of the 12th year of office or, if earlier, after the expiry of the 70th year of age.

Therefore, Jacques Vincent, non-executive member of the Board of Directors, will be retiring from his Board functions at this year’s AGM for having reached the statutory age limit.

Michael Mack, former CEO and executive member of the Board of Directors, already stepped down from his functions at Syngenta at October 31, 2015.

The CVs and other information on the members of the Board of Directors proposed for re-election can be found on Syngenta's website on www.governance.syngenta.com.

6.1	Re-election of Vinita Bali

The Board of Directors proposes the re-election of Vinita Bali, born 1955, as a member of the Board of Directors for a one-year term of office; she was initially appointed in 2012.

6.2	Re-election of Stefan Borgas

The Board of Directors proposes the re-election of Stefan Borgas, born 1964, as a member of the Board of Directors for a one-year term of office; he was initially appointed in 2009.

6.3	Re-election of Gunnar Brock

The Board of Directors proposes the re-election of Gunnar Brock, born 1950, as a member of the Board of Directors for a one-year term of office; he was initially appointed in 2012.

6.4	Re-election of Michel Demaré

The Board of Directors proposes the re-election of Michel Demaré, born 1956, as a member of the Board of Directors for a one-year term of office; he was initially appointed in 2012.

6.5	Re-election of Eleni Gabre-Madhin

The Board of Directors proposes the re-election of Eleni Gabre-Madhin, born 1964, as a member of the Board of Directors for a one-year term of office; she was initially appointed in 2013.

6.6	Re-election of David Lawrence

The Board of Directors proposes the re-election of David Lawrence, born 1949, as a member of the Board of Directors for a one-year term of office; he was initially appointed in 2009.

6.7	Re-election of Eveline Saupper

The Board of Directors proposes the re-election of Eveline Saupper, born 1958, as a member of the Board of Directors for a one-year term of office; she was initially appointed in 2013.

6.8	Re-election of Jürg Witmer

The Board of Directors proposes the re-election of Jürg Witmer, born 1948, as a member of the Board of Directors for a one-year term of office; he was initially appointed in 2006.

7	Re-election of Michel Demaré as Chairman of the Board of Directors

The Board of Directors proposes the re-election of Michel Demaré as Chairman of the Board of Directors for a one-year term of office.

Explanation

Pursuant to article 17 al. b) of the Articles of Incorporation, the Chairman of the Board of Directors has to be elected by the AGM. The term of office is one year; re-election is possible. Michel Demaré was elected to the Board of Directors of Syngenta in 2012 and has acted as its Chairman since the 2013 AGM.

8	Elections to the Compensation Committee

The Board of Directors proposes the re-election of Eveline Saupper and Jürg Witmer as members of the Compensation Committee and the election of Stefan Borgas as a new member of the Compensation Committee for a one-year term of office each.

Explanation

Pursuant to article 17 al. b) of the Articles of Incorporation, the members of the Compensation Committee have to be elected by the AGM. The term of office is one year; re-election is possible. Eveline Saupper and Jürg Witmer are proposed for re-election. Stefan Borgas is proposed to be newly elected to the Compensation Committee, as successor for Jacques Vincent, who will be retiring from the Board of Directors at this year’s AGM for having reached the statutory age limit. Subject to his re-election by the AGM, Jürg Witmer will remain Chairman of the Compensation Committee.

8.1	Re-election of Eveline Saupper

The Board of Directors proposes the re-election of Eveline Saupper as a member of the Compensation Committee.

8.2	Re-election of Jürg Witmer

The Board of Directors proposes the re-election of Jürg Witmer as a member of the Compensation Committee.

8.3	Election of Stefan Borgas

The Board of Directors proposes the election of Stefan Borgas as a new member of the Compensation Committee.

9	Maximum total compensation of the Board of Directors

The Board of Directors proposes the approval of a maximum total compensation amount of no more than CHF 4.5 million for the members of the Board of Directors for the period from the 2016 AGM to the 2017 AGM.

Explanation

The proposed figure covers the unchanged base fee and applicable committee fees for Board members as well as estimated Company-paid social security contributions. Board members may elect to receive up to 100 percent of their fees in shares. Actual Company-paid social security contributions may differ and will be paid in accordance with applicable legislation.

For the period from the 2015 AGM to the 2016 AGM, the total compensation for the Board of Directors was CHF 4.22 million, which is within the maximum amount approved by the shareholders (CHF 4.5 million). Further details are available in the 2015 Compensation Report.

10	Maximum total compensation of the Executive Committee

The Board of Directors proposes the approval of a maximum total compensation amount of no more than CHF 41 million for the members of the Executive Committee for the period from January 1, 2016, through December 31, 2016.

Explanation

The proposed figure covers base salary, maximum variable compensation and other compensation including benefits in kind, pension and estimated Company-paid social security contributions. Payouts and grants under the variable compensation plans will be made after the end of the 2016 financial year.

Approval of the maximum value of the variable compensation provides incentive for Executive Committee members to deliver outstanding Company performance by allowing them to be compensated for exceeding performance targets. However, short-term incentive payouts between zero and 200 percent of target and long-term incentive award values between zero and 150 percent of target are possible.

For equity awards, the value included in the table hereinafter is the maximum value at grant. The value of equity awards at grant will be determined with reference to the market price of a Syngenta share on the date of grant in accordance with accepted valuation methods. The eventual value of the awards will depend firstly on the number of awards that vest subject to the applicable performance conditions, and secondly on the development of the Syngenta share price, and may therefore be higher or lower than the value at grant.

The table shows an indication of what the total compensation for the members of the Executive Committee would be under two scenarios: (1) the maximum total compensation possible, which is the amount submitted for approval, and (2) the target compensation amount. The table also shows the target and actual total compensation figures for 2015. The actual distribution of total compensation for 2016 may differ from these amounts, but will not exceed the maximum total compensation amount. “Other compensation” includes the estimated Company-paid social security contributions. Actual Company-paid social security contributions will be paid in accordance with applicable legislation and may differ depending on final variable compensation payouts.

Further details are available in the 2015 Compensation Report.

Notes:

*The maximum includes an indicative annual compensation amount for the permanent CEO position, which is currently vacant.

**Michael Mack, former CEO, stepped down from his functions at Syngenta in October 2015. The actual figures for 2015 include his compensation for the period worked in 2015 and all contractual compensation otherwise due during his notice period (this figure is included in “Other compensation”). Michael Mack did not receive a severance payment. John Ramsay stepped in as interim CEO from November 2015 and the actual compensation includes his compensation for this position for the 2015 part year.

11	Election of the Independent Proxy

The Board of Directors proposes to elect Prof. Dr. Lukas Handschin as Independent Proxy for the 2017 AGM.

Explanation

Article 17 al. b) of the Articles of Incorporation states that the Independent Proxy has to be elected by the AGM. The term of office is one year; re-election is possible. Natural persons, legal entities and partnerships are eligible provided they meet the independence criteria. For these purposes, the same criteria apply as for the independence of the external auditor under article 728 of the Swiss Code of Obligations.

Prof. Handschin is attorney at law in Zurich and Professor of Law at Basel University. He is independent of Syngenta. He has held office as Independent Proxy of Syngenta since the Company’s first AGM.

12	Election of the external auditor

The Board of Directors proposes the election of KPMG AG as external auditor of Syngenta AG for the business year 2016.

Organizational Notes

Voting rights

All shares registered with voting rights in the share register of Syngenta AG at 6:00 p.m. on Thursday, April 21, 2016, are entitled to vote.

Personal attendance / Admission cards

Admission cards and voting material can be ordered with the enclosed form or electronically (see separate leaflet). The documents will be sent by post on an on-going basis, starting on March 24, 2016. Timely processing is guaranteed for all applications received at the share register of Syngenta AG by April 21, 2016. In case of short-term registrations or changes in the number of votes, an admission card and valid voting material can be collected before the start of the AGM at the “GV-Büro” in the St. Jakobshalle Basel.

Representation / Proxies

A shareholder may arrange to be represented by his legal representative, another shareholder with the right to vote, proxies designated in agreements with a nominee or the Independent Proxy.

Proxies may be granted in two ways:

1.	In writing: In order to give procuration to one of the above mentioned representatives, please complete and sign the enclosed form. Timely processing is guaranteed for all proxies received by April 21, 2016.

2.	Electronically: Shareholders are also given the possibility to give procuration electronically by April 21, 2016 (see separate leaflet).

Annual Report

The Annual Report 2015 consists of:

•	Annual Review, including information about our non-financial performance (English or German)

•	Corporate Governance Report and Compensation Report (English or German)

•	Financial Report (English only)

As of March 16, 2016, the Annual Report may be viewed at the headquarters of the Company at Schwarzwaldallee 215, Basel. It can also be downloaded in PDF format or printed out from the Company’s website on www.ar.syngenta.com, where an interactive online version (in English only) is also available.

For environmental protection reasons, printed Reports are dispatched upon explicit request only. Orders may be placed with the enclosed form, on the website www.agm-2016.syngenta.com, by phone (+41 41 798 4833) or by e-mail (syngenta@devigus.com).

Comments on the AGM schedule

•	The AGM starts at 9:30 a.m.

•	Speakers are asked to register at the speakers’ desk (“Wortmeldung”) located in the auditorium before the start of the meeting. The meeting will be held in English and in German. Simultaneous translations into German, English and French will be available.

•	If you choose to leave the meeting before the end, please return your voting documents, electronic device and headset at the validation desk.

•	On the day of the AGM, all shareholders are invited to the Syngenta exhibition in the lobby of the St. Jakobshalle Basel from 8:30 a.m. Before the start of the meeting, coffee and croissants will be served. After the AGM, shareholders are invited to a buffet lunch.

Transport

Your journey on the BVB/BLT network to and from the AGM at the St. Jakobshalle Basel is free of charge upon presentation of this invitation brochure or of the admission card (bus or tram stop “St. Jakob” by bus no. 36, 37, 47, or tram no. 14). Free parking in the St. Jakob Basel car park is available for those attending the Syngenta AGM.

(reverse side)

Contact address for shareholder requests

Syngenta AG

Shareholder Services

P.O. Box

4002 Basel SWITZERLAND

T	+41 61 323 2121

F	+41 61 323 5461

E	shareholder.services@syngenta.com

www.shareholders.syngenta.com

Contact address for orders of Annual Reports, changes of address and access to the electronic portal

Syngenta Share Register

c/o Devigus Shareholder Services

Birkenstrasse 47

6343 Rotkreuz

SWITZERLAND

T	+41 41 798 4833

E	syngenta@devigus.com

www.agm-2016.syngenta.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

SOME OF THE STATEMENTS CONTAINED IN THIS INVITATION ARE FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE ACQUISITION, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE ACQUISITION, SUCH AS REGULATORY APPROVAL FOR THE TRANSACTION AND THE TENDER OF AT LEAST 67% OF THE OUTSTANDING SHARES OF THE COMPANY, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED AND OTHER RISKS AND UNCERTAINTIES DISCUSSED IN THE COMPANY’S PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTION OF THE COMPANY’S FORM 20-F FILED ON FEBRUARY 11, 2016, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY CHEMCHINA AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY THE COMPANY. THESE STATEMENTS ARE BASED ON CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS, AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM ANY FUTURE STATEMENTS. THESE STATEMENTS ARE GENERALLY IDENTIFIED BY WORDS OR PHRASES SUCH AS “BELIEVE”, “ANTICIPATE”, “EXPECT”, “INTEND”, “PLAN”, “WILL”, “MAY”, “SHOULD”, “ESTIMATE”, “PREDICT”, “POTENTIAL”, “CONTINUE” OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. IF UNDERLYING ASSUMPTIONS PROVE INACCURATE OR UNKNOWN RISKS OR UNCERTAINTIES MATERIALIZE, ACTUAL RESULTS AND THE TIMING OF EVENTS MAY DIFFER MATERIALLY FROM THE RESULTS AND/OR TIMING DISCUSSED IN THE FORWARD-LOOKING STATEMENTS, AND YOU SHOULD NOT PLACE UNDUE RELIANCE ON THESE STATEMENTS. CHEMCHINA AND THE COMPANY DISCLAIM ANY INTENT OR OBLIGATION TO UPDATE ANY FORWARD-LOOKING STATEMENTS AS A RESULT OF DEVELOPMENTS OCCURRING AFTER THE PERIOD COVERED BY THIS INVITATION OR OTHERWISE.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THE TENDER OFFER FOR THE OUTSTANDING SHARES, AMERICAN DEPOSITARY SHARES AND OTHER OUTSTANDING EQUITY INSTRUMENTS IN THE COMPANY HAS NOT BEEN COMMENCED. THIS INVITATION IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL COMPANY SECURITIES. THE SOLICITATION AND OFFER TO BUY COMPANY SECURITIES WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE OFFER IS COMMENCED, CHEMCHINA WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”) AND THEREAFTER, THE COMPANY WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 WITH RESPECT TO THE OFFER. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE SINCE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. THE OFFER TO PURCHASE, SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WILL BE FILED BY CHEMCHINA AND THE COMPANY WITH THE SEC, AND INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY CHEMCHINA AND THE COMPANY WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC BY THE COMPANY AT WWW.SYNGENTA.COM.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
SYNGENTA AG

Date:	March 16, 2016	By:	/s/ Brigitte Benz
			Name:	Brigitte Benz
			Title:	Head Shareholder Services & Group Administration

		By:	/s/ Markus Widmer
			Name:	Markus Widmer
			Title:	Legal Counsel